As filed with the Securities and Exchange Commission on December 15, 2004.       Registration No. 33-84378

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

TELMEX CORP S.A.

Formerly TELEX-CHILE S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing common shares of Telmex Corp S.A.	0 American Depositary Shares

EMM-756699_2

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

EMM-756699_2

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 13, 1994, amended and restated as of May 5, 2000, among Telmex Corp S.A., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. – Previously filed.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 15, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares of Telmex Corp S.A..

By:

The Bank of New York,

as Depositary

/s/ Joanne F. DiGiovanni

Joanne F. DiGiovanni

Vice President

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Pursuant to the requirements of the Securities Act of 1933, Telmex Corp S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Santiago, Chile, on December 15, 2004.

TELMEX CORP S.A.

By:  /s/ Eduardo Díaz Corona Jiménez

        Name:  Eduardo Díaz Corona Jiménez

        Title:  Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 15, 2004.

/s/ Eduardo Díaz Corona Jiménez

Chief Executive Officer (principal executive officer)

Eduardo Díaz Corona Jiménez

/s/ Fernando Escrich Juleff

Chief Financial Officer (principal financial officer)

Fernando Escrich Juleff

/s/ Jorge Portillo Juárez

Accounting Manager (principal accounting officer)

Jorge Portillo Juárez

/s/ Alejandro Rojas Pínaud

Director

Alejandro Rojas Pínaud

/s/ Gianpaolo Peirano Bustos

Director

Gianpaolo Peirano Bustos

/s/ Jesús Luna Tizcareño

Director

Jesús Luna Tizcareño

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By:  /s/ Donald J. Puglisi

        Donald J. Puglisi

        Managing Director

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466

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